Exhibit 99.1

News Release	For Immediate Release

PNI Digital Media Reports Fiscal 2013 Second Quarter Financial Results

Platform upgrades including HTML5 and Mobile support sets the stage for future growth

VANCOUVER, BC – May 14th, 2013 - PNI Digital Media (TSX: PN; OTCBB: PNDMF), (“PNI” or the “Company”), the leading innovator in digital media solutions for retailers, reported financial results for the fiscal 2013 second quarter ended March 31st, 2013 and discussed key operational developments for the quarter.

“While our current period revenues are down due to previously disclosed customer contract changes in Q4 last year, we are pleased to report progress on our strategies to return to growth by successfully releasing the next generation of our platform with the new site launch of www.costcophotocenter.com. This site showcases leading edge HTML5 technologies to enable uploading from any device, integration with leading cloud media companies such as Facebook, Dropbox, Instagram and Google G-Drive, and next generation content management tools,” said Kyle Hall, Chief Executive Officer of PNI Digital Media. “In addition, with the completion of the acquisition of Quarterhouse Software, we are now able to more efficiently reach smaller retailers and multi-location franchisees, such as AlphaGraphics of the Palm Beaches, which we recently signed and are deploying with the technology acquired from Quarterhouse.”

Fiscal 2013 Second Quarter Operational Highlights

  The photo industry continues to grow and PNI processed a record 3.8 million transactions during the quarter, a 1% increase from the same period last year.

  The dollar value of transactions over the PNI Digital Media Platform continues to increase as PNI processed $41.8 million in online transactions on behalf of our retail partners, a 3% increase compared to the same quarter in fiscal 2012.

  In April, PNI successfully released the first implementation of its next-generation platform, featuring a range of new technologies including HTML5 to facilitate uploading of images from any connected device, a new photo book builder to promote creativity, improved user experiences and workflows to help consumers find, create and order truly exceptional products, a new content management system, and cloud media integrations with leaders like Facebook, Dropbox and Google G-Drive, making all those files and images seamlessly available for printing. The first launch was with Costco, showcased in an all-new online photo center at www.costcophotocenter.com. This is the first in a series of major customer site upgrades with more revenue-driving features still to come.

  In April, to accelerate the Company’s Business Printing initiative, PNI acquired all outstanding shares in privately-held QS Quarterhouse Software Inc. (“Quarterhouse”), an Austin, Texas based company that is a leading developer of web-based print on demand software for commercial printers and distributors.

  In April, using technology acquired from Quarterhouse, PNI announced a definitive agreement with AlphaGraphics of the Palm Beaches, a multi-outlet franchisee, whereby the extended PNI Digital Media Platform will enable an all-new online business printing service that directly connects to its in-store printing capabilities.

  PNI successfully launched the new PNI Photo Services API, including signing several new partners who will use the API to submit orders from mobile apps over the Company’s platform, creating incremental transactions on behalf of the Company’s retail clients.

  PNI launched an all-new Android OS app using adaptive design for Tesco. The new app enables transactions from both Android-powered smartphones and tablets and is now available for all PNI customers.

News Release	For Immediate Release

  PNI continues its aggressive development of new HTML5 product builders to lead the industry in omni- channel solutions for retailers that enable them to reach their consumers and conduct transactions across any tablet, mobile device, in-store kiosk and home computer. Using these new innovations, PNI will roll out all-new stationery solutions with select partners in time for the 2013 holiday season.

Fiscal 2013 Second Quarter Fiscal Highlights

  Revenue for the quarter of $4.0 million compared to $5.0 million in the second quarter of fiscal 2012. The decrease in revenue was predominantly due to the renegotiation and extension of certain customer agreements, which in some instances has resulted in lower transaction fees for certain products.

  Transactional revenue was $3.0 million, compared to $3.6 million during the same period last year. Transaction fees represented 74% of total revenue.

  Generated a loss before taxes for the quarter of $1.4 million, as compared to a loss before taxes of $0.9 million in the second quarter of fiscal 2012.

  Non-IFRS adjusted EBITDA1 was negative $1.3 million during the second quarter of 2013, compared to a non-IFRS adjusted EBITDA of negative $39,233 during the second quarter of 2012. The reduced adjusted EBITDA in the current period is a reflection of the lower revenues earned, primarily through the Tesco contract revision, as well as higher personnel costs, higher legal and accounting fees, and higher one-time direct costs associated with the reprinting of certain items sold. The increase in personnel costs in the current period was due in part to a large amount of capitalized development costs in the second quarter of 2012. In comparison, no internal development costs were capitalized in the second quarter of fiscal 2013.

  The Company ended the quarter with $3.2 million in cash and cash equivalents and no debt.

Conference Call

The company will host a conference call on May 14th, 2013 at 4:30 p.m. ET (1:30 p.m. PT) to discuss these financial results. PNI Digital Media's Chief Executive Officer Kyle Hall and Chief Financial Officer Cameron Lawrence will host the presentation, followed by a question and answer period.

Dial-In Number:	(888) 241-0394
International:	(647) 427-3413
Conference ID#:	31770858

Institutional investors and interested participants should dial the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization

PNI Digital Media will also provide a live webcast and slide presentation, which will be available on the Company's website at www.pnimedia.com/webcast. An archived replay of the webcast will be available for 45 days following the live event.

News Release	For Immediate Release

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Three Months Ended			Six Months Ended
	March 31, 2013	March 31, 2012		March 31, 2013	March 31, 2012
	$	$		$	$
Revenue	4,033,516	5,005,226		10,589,498	11,955,602
Cost of sales	2,310,049	2,270,679		5,233,252	4,862,248
Gross Profit	1,723,467	2,734,547		5,356,246	7,093,354

Expenses
Software development	2,197,413	2,272,113		4,712,587	4,436,290
General and administration	1,009,972	973,687		1,983,666	2,066,716
Sales and marketing	324,492	255,921		658,843	426,875

	3,531,877	3,501,721		7,355,096	6,929,881

(Loss) profit from operations	(1,808,410)	(767,174)		(1,998,850)	163,473

Foreign exchange gain (loss)	389,949	(154,724)		259,602	(49,438)
Finance income	1,058	369		2,813	928
Finance costs	-	-		-	-

	391,007	(154,355)		262,415	(48,510)

(Loss) profit before income tax	(1,417,403)	(921,529)		(1,736,435)	114,963

Current income tax recovery (expense)	-	-		-	-
Deferred income tax recovery (expense)	-	560,818		-	564,549
Income tax recovery (expense)	-	560,818		-	564,549

(Loss) profit for the period	(1,417,403)	(360,711)		(1,736,435)	679,512

Other comprehensive (loss) gains:
Cumulative translation adjustment
	(544,458)	144,610		(362,195)	(142,448)

Total comprehensive (loss) income for the period	$(1,961,861)	$(216,101)		$(2,098,630)	$537,064

(Loss) earnings per share
Basic	$(0.04)	$(0.01	) $	(0.05)	$0.02
Fully diluted	$(0.04)	$(0.01	) $	(0.05)	$0.02

News Release	For Immediate Release

Consolidated Balance Sheets

Assets	March 31, 2013	September 30, 2012

Current assets
Cash and cash equivalents	$3,157,641	$4,611,824
Accounts receivable	3,255,400	4,253,541
Prepaid expenses and other current assets	546,908	622,970

	6,959,949	9,488,335

Property and equipment	4,548,561	4,683,355
Deferred income tax asset	5,162,521	5,222,603
Intangible assets	37,386	2,124
Goodwill	553,291	568,479

	$17,261,708	$19,964,896

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$3,791,151	$4,390,437
Current portion of deferred revenue	334,801	318,107

	4,125,952	4,708,544

Deferred revenue	377,136	437,140
	$4,503,088	$5,145,684

Shareholders’ Equity

Share capital	$66,881,748	$66,817,352
Contributed surplus	19,307,740	19,334,098
Deficit	(72,871,456)	(71,135,021)
Accumulated other comprehensive loss	(559,412)	(197,217)

	12,758,620	14,819,212

	$17,261,708	$19,964,896

News Release	For Immediate Release

Non-IFRS Financial Measures

	Three Months Ended
	March 31, 2013	March 31, 2012

Net profit (loss) in accordance with IFRS	$(1,417,403)	$(360,711)

Amortization of property and equipment	431,641	417,678
Amortization of intangible assets	18,704	268,467
Interest expense	-	-
Income taxes	-	(560,818)
Stock based compensation expense	1,587	65,492

Unrealized foreign exchange loss (gain)	(368,297)	130,659

Loss on disposal of property and equipment	-	-

Adjusted EBITDA	$(1,333,768)	$(39,233)

Adjusted EBITDA per share – Basic	$(0.04)	$0.00
Adjusted EBITDA per share – Fully Diluted	$(0.04)	$0.00

Weighted average shares outstanding – Basic	34,299,472	34,120,614
Weighted average shares outstanding – Fully Diluted	34,299,579	34,120,614

	Six Months Ended
	March 31, 2013	March 31, 2012

Net profit (loss) in accordance with IFRS	$(1,736,434)	$679,512

Amortization of property and equipment	813,484	822,453
Amortization of intangible assets	36,246	533,798
Interest expense	-	-
Income taxes	-	(564,549)
Stock based compensation expense	38,038	144,761

Unrealized foreign exchange loss (gain)	(227,750)	34,987

Loss on disposal of property and equipment	480	-

Adjusted EBITDA	$(1,075,936)	$1,650,962

Adjusted EBITDA per share – Basic	$(0.04)	$0.05
Adjusted EBITDA per share – Fully Diluted	$(0.04)	$0.05

Weighted average shares outstanding – Basic	34,298,558	34,098,409
Weighted average shares outstanding – Fully Diluted	34,298,558	34,110,327

Notes:

1 - Non-IFRS Measures

The Company continues to provide all information required in accordance with IFRS, but believes evaluating its ongoing operating results may not be as useful if an investor is limited to reviewing only IFRS financial measures. Accordingly, the Company uses non-IFRS financial information to evaluate its ongoing operations and for internal planning and forecasting purposes. The primary non-IFRS financial measures utilized by the Company include adjusted EBITDA. Adjusted EBITDA is non-IFRS financial measure which the Company defines as net profit plus amortization, impairment, interest expense, tax expense, share-based compensation expense and unrealized foreign exchange loss (gain).

News Release	For Immediate Release

To supplement the Company's financial statements presented on an IFRS basis, we believe that these non-IFRS measures provide useful information about the Company's core operating results and thus are appropriate to enhance the overall understanding of the Company's past financial performance and its prospects for the future. These adjustments to the Company's IFRS results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results and trends and performance. Management uses these non-IFRS measures to evaluate the Company's financial results, develop budgets, manage expenditures, and determine employee compensation. The presentation of additional information is not meant to be considered in isolation or as a substitute for or superior to net (loss) earnings or net (loss) earnings per share determined in accordance with IFRS.

Currency:
All amounts are expressed in Canadian dollars. This notice is qualified in its entirety by reference to the Company’s financial statements and accompanying Management Discussion and Analysis, which are accessible on the SEC’S website at www.sec.gov/edgar.shtml and on SEDAR at www.sedar.com.

About PNI Digital Media- The world’s leading retailers rely on the PNI Digital Media Platform to sell millions of personalized products every year. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, or connected mobile devices and tablets with retailers that want to deploy proven omni-channel strategies and use on-demand manufacturing capabilities for the production of personalized products such as photos, photo books and calendars, business cards, greeting cards, wedding invitations, stationery and more. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

Further information on our company can be found at www.pnimedia.com.

For Investor Relations and Press, Contact:
Simon Cairns
(866) 544-4881
ir@pnimedia.com
Twitter: @pni_media

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

The TSX has neither approved nor disapproved the information contained in this release. PNI Digital Media relies upon litigation protection for "forward-looking" statements.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

PNI Digital Media is a registered trademark of PNI Digital Media Inc. All other trademarks are property of their respective owners.